Filed by Top Image Systems Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Top Image Systems Ltd.
Commission File No.: 001-14552

Top Image Systems Files Definitive Proxy for Acquisition
by Kofax

TEL AVIV, Israel and PLANO, Texas – March 13, 2019 - Top Image Systems Ltd. (the “Company”) (NASDAQ:TISA), today announced that it has filed, on March 12, 2019, its definitive proxy in connection with the Company’s previously announced acquisition by Kofax Holdings International Ltd.

Top Image Systems Ltd. shareholders are cordially invited to attend an extraordinary general meeting of shareholders to be held at the principal business office of TIS, located at Mixer House, Rokach Blvd 101, Tel Aviv, Israel 6153101, on April 4, 2019, at 10:00 AM local time.

On February 4, 2019, the Company announced that it had entered into the Merger Agreement (defined below) on February 3, 2019, under which the Company will be acquired, by way of a merger, by Kofax Holdings International Ltd., a private limited company incorporated under the Laws of England and Wales (the “Parent”).

At the meeting, shareholders of the Company will be asked to consider and vote upon the following proposals:

1.
Approval of the acquisition of the Company by the Parent, including the approval of: (i) the Agreement and Plan of Merger, dated as of February 3, 2019 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent, Kofax, Inc. a company organized under the Laws of the State of Delaware (the “Ultimate Parent”) and Tornely Ltd., an Israeli company and a wholly-owned subsidiary of Parent (“Merger Sub”); (ii) the merger of Merger Sub with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Sections 314-327 of the Israeli Companies Law, 5759-1999, following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly-owned subsidiary of Parent; (iii) the consideration to be received by the shareholders of the Company in the Merger, consisting of $0.86 in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”), for each ordinary share of the Company (other than ordinary shares owned by the Company, the Parent or any of their respective direct or indirect subsidiaries) outstanding  immediately prior to the effective time of the Merger; and (iv) all other transactions and arrangements contemplated by the Merger Agreement. We refer to this proposal as the “Merger Proposal.”

2.
Approval, on a non-binding, advisory basis, of certain compensation that may be paid or become payable to the Company’s executive officers in connection with the Merger and the agreements and understandings pursuant to which such compensation may be paid or become payable.  We refer to this proposal as the “Advisory Proposal.”

The Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the meeting to answer questions from shareholders.

A copy of the Merger Agreement was attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K that was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 4, 2019 and is also attached as Annex A to the Proxy Statement.

The board of directors of the Company has unanimously determined that the Merger Agreement, the Merger, the Merger Consideration and all other transactions and arrangements contemplated by the Merger Agreement including, without limitation, the purchase of run-off directors’ and officers’ liability insurance, are in the best interests of TIS’s shareholders.

Additional information can be found in the definitive Proxy Statement.

About Top Image Systems
Top Image Systems™ (TIS™) Ltd. is a global innovator of on-premise and cloud-based applications that optimize content-driven business processes such as procure to pay operations, remittance processing, integrated receivables, customer response management and more. Whether originating from mobile, electronic, paper or other sources, TIS solutions automatically capture, process and deliver content across enterprise applications, transforming information entering an organization into useful and accessible electronic data, delivering it directly and efficiently to the relevant business system or person for action with as little manual handling as possible. TIS’ solutions are marketed in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers and strategic partners. Visit the company's website at https://www.topimagesystems.com/ for more information.

Top Image Systems Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward-looking statements. Words such as "will," "expects," "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

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Contacts:

TIS Investors Contact:
 James Carbonara, Regional Vice President, Hayden IR
james@haydenir.com + 1 646 755 7412